UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-40490

WalkMe Ltd.
(Translation of registrant’s name into English)

1 Walter Moses St.
Tel Aviv 6789903, Israel
+972 (3) 763-0333
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On January 5, 2023, WalkMe Ltd. (the “Company”) announced that its co-founder, Rafael Sweary, is stepping down as President of the Company, effective January 5, 2023. Mr. Sweary will continue to serve as a member of the Board of Directors of the Company (the “Board”). The Company also announced that Michele Bettencourt, a member of the Board, has been appointed as Chairperson of the Board, effective December 31, 2022. The Company’s press release announcing the foregoing leadership changes is furnished as Exhibit 99.1 herewith.

This Report on Form 6-K (other than Exhibit 99.1) is incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-257354 and 333-263823). Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press Release dated January 5, 2023 titled “WalkMe Announces Leadership and Board Changes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WalkMe Ltd.

Date: January 5, 2023	By: /s/ Dan Adika
Dan Adika
Chief Executive Officer